VIA FACSIMILE
							June 17, 2005

Mr. Larry C. Shumate
President and Chief Executive Officer
Excalibur Industries, Inc.
12060 FM 3083
Conroe, Texas

Re:	Excalibur Industries, Inc.
	Preliminary Proxy on Schedule 14A filed May 20, 2005
      Filed May 20, 2005
      Annual Report on Form 10-KSB for year ended December 31,
2004
      Filed March 31, 2005
	File No. 0-30291

Dear Mr. Shumate:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A
General
1. On the first page of the proxy statement, please state the approximate date on which the proxy statement and form of proxy are first sent to security holders.
2. Please disclose all of the information required by Item 7(d) of
Schedule 14A. We specifically note the need for the information required by Item 306 of Regulation S-B.
3. Please disclose the information required by Item 9 of Schedule
14A.
Recapitalization Plan, page 2
4. You refer to the "existing personal indebtedness of Mr. Flemming to Stillwater under a personal guarantee." Was this a guarantee by
Mr. Flemming of the company`s indebtedness to Stillwater? If so, why is Stillwater loaning Mr. Flemming the funds necessary to repay itself? Please also disclose the total existing personal indebtedness of Mr. Flemming to Stillwater National Bank.

Solicitation of Proxies and Acceptances, page 6

5. We note that in addition to solicitation by use of the mails, proxies may be solicited by directors, officers, and employees in person or by telephone, telegram or other means of communication. Supplementally confirm that you will comply with Rule 14a-6(c) of the
Exchange Act.

Voting of Proxies, page 7

6. Please be advised that Rule 14a-4 does not confer authority to adjourn the meeting to solicit additional votes for your proposals.
The use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. As a result, provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for the solicitation of additional proxies.
Please make appropriate revisions to the proxy statement as well.

The Restructuring, page 14

7. You state that it is a condition to the restructuring that the company repurchases the stock of Shumate Machine Works from Stillwater. Please discuss this condition elsewhere in the prospectus where the terms of the restructuring are discussed, including the section that discusses the matters the board considered in determining that the transaction is in the best interest of shareholders. In addition, provide the following:

* Please disclose any information Stillwell has provided about how it intends to carry out the private sale; for example, has Stillwell agreed to sell the shares to you, or may a third party acquire the shares, either through a bidding process, a private negotiation or otherwise?

* Discuss the current status of the sale; we note that it is scheduled to take place after May 9, 2005.

* Explain how you will finance the purchase of the shares and what price you expect to pay for them.

* Disclose whether it is likely that the sale will have taken place before the shareholders vote on this transaction.

* Finally, as you have provided a risk factors section in your document, you should include disclosure there that discusses the possibility, if there is one, that the company will be outbid or otherwise not be able to repurchase the shares, in which case it will not complete the restructuring or have any operations to generate funds necessary to satisfy its currently outstanding obligations.

The Unsecured Noteholder Conversion, page 19

8. Please disclose whether you are currently in default on any of the unsecured notes and if so, please state the amount of the default. Please refer to Item 12(d) of Schedule 14A.

9. File any agreements with the unsecured noteholders as exhibits.

10. Tell us what consideration you have given to the Securities
Act
registration requirements, or exemptions therefrom, for the offer of shares to the noteholders in exchange for the notes.

Interests of Certain Persons in the Restructuring, page 20

11. We note that your directors and executive officers have interests in the restructuring that are different from, in addition to or that might conflict with, the interests of your stockholders. Please specify what those interests are. In this regard, we also note that in the aggregate the officers and directors will have about 34% of the outstanding common stock after the restructuring. Please specify the interests of each person who has been an officer or director at any time since the beginning of last fiscal year. Please refer to
Item 5(a)(1) of Schedule 14A.

Approval of Terms of the Recapitalization Plan, page 21

12. Where you discuss the share ownership of various persons or groups after the restructuring, please revise the information regarding Mr. Flemming`s ownership of shares to include all of the shares he will own, including those he currently holds and the shares he receives as a part of the restricted stock award. Make similar changes elsewhere in the proxy statement where you have included this information.

Proposal 2 - Amendment to our Certificate of Incorporation to
Effectuate a 1-for-7 Reverse Stock Split, page 23

13. Please elaborate on the reasons for the reverse stock split.
Explain how it will improve your capitalization and how it will assist in the effectuation of the recapitalization.



Executive Officer and Directors, page 40

14. Please disclose any period(s) during which each director has served. Please refer to Item 401(a)(3) of Regulation S-B.

Employment Agreements, page 43

15. Please describe the separation and release agreement between you and Mr. Stuart as required by Item 402(g)(2) of Regulation S-B.

Litigation, page 47

16. With respect to the approximately 10 actions commenced by former vendors against you in the aggregate amount of $880,000, please disclose the information required by Item 103 of Regulation S-B or supplementally confirm that no disclosure is required, taking into account instruction 1 to that item.

17. Please update this proxy statement to the latest practicable date. In this regard, disclose whether you successfully bid and purchased the capital stock of Shumate Machine Works.

Incorporation by Reference, page 48

18. Since it appears you do meet the requirements of Form S-3 within the meaning of Note E to Schedule 14A, Item 13 information may only be incorporated by reference if the required information is delivered to shareholders in accordance with Item 13(b) of Schedule 14A. Please confirm that you will deliver these documents and also file these documents with your information statement. Please revise this section to indicate that you will deliver a copy of the Form 10-KSB to security holders with the information statement. Also include your quarterly report for the quarter ended October 31, 2004. See Note D.4 to Schedule 14A. Finally, please remove the statement that you incorporate future filings by reference.

Unaudited Pro Forma Financial Data, page 37

19. You state that you intend to bid on the capital stock of Shumate at the private sale to be held by Stillwater. Please clearly disclose the impact on your consolidated financial statements if you are unable to purchase the capital stock of Shumate. Please also disclose how you expect to fund the purchase of this capital stock.
Please discuss the expected purchase price for these shares and how you will account for this transaction.

20. Please provide pro forma statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005. Please also provide a pro forma balance sheet as of March 31, 2005 and delete the pro forma balance sheet as of December 31, 2004. Refer to Item 310(d) of Regulation S-B.

21. Please clarify your disclosure to state how you determined
Adjustment (A), which is described as the purchase of three machines, is directly attributable to the recapitalization plan.

22. The descriptions of adjustments (C) and (D) do not correspond to the amounts reflected on the pro forma balance sheet. Specifically, your description discusses a reduction of $399,000 whereas the amount reflected on the balance sheet is $7,891,419. Please provide a description for the remaining difference between the $7,891,419 and the $399,000.

23. For adjustments (K), (L) and (M), please quantify the portion of the pro forma adjustment associated with each description. For example, please separately state the amount that common stock increased due to new shares issued to officers.

24. For the pro forma compensatory charge as well as the gain on debt forgiveness included in adjustment (M), please provide a detailed explanation as to how you arrived at the pro forma adjustment amounts. Your explanation should show precisely how you arrived at the pro forma amounts.

Annual Report on Form 10-KSB for the year ended 12/31/04

General

25. Except as indicated otherwise, please file an amendment to your
Form 10-KSB which addresses all of the comments below.

Item 1. Description of Business, page 2

26. In future filings, please provide a basis for all projections. In this regard we note your statement that demand for your products will increase in the coming fiscal year.

27. In future filings, when you cite research and analysis reports please disclose whether they were prepared for you and whether the source consented to your use of its information or whether it is widely and publicly available. In this regard, we note the statistics cited from Spears and Associates` Drilling and Production
Outlook report.

28. In future filings, include the extent of price volatility of your raw materials as well as their source and availability. For instance, disclose the percentage by which prices have fluctuated over the past few years and the impact on you.

Sales and Marketing; Customer, page 5

29. In future filings, if material, please disclose the amount you have expended on sales and marketing.



Competition, page 5

30. In future filings, quantify to the extent possible your percentage of the market in which you compete versus that of your nearest competitors. Place your competitive position in context.

Cautionary Statements Concerning Forward-Looking Information, page
12

31. In future filings, please remove the word "will" from the list in the first sentence of the second paragraph in this section.

32. Refer to your statement that you disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing. Please confirm supplementally that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. Please refer to Item 10(d)(3) of Regulation S-B.

Management`s Discussion and Analysis or Plan of Operations, page
17

33. In future filings, to the extent that the filing states that it includes forward-looking statements within the meaning Private
Securities Litigation Reform Act, please be advised that the staff is not making any determination as to whether the disclosures
(including, e.g., cautionary language or the placement of disclosures) satisfy the requirements of such Sections.

34. Please provide a discussion of the bankruptcy filing by Excalibur
Holdings.

Results of Operations, page 18

35. In future filings, please elaborate on the reason(s) for the changes from period to period. In this regard, we note your statement that the cost of sales decreased as a percentage of sales in the year ended 12/31/2004 versus the same period in 2003 due in part from better control of labor costs and better product pricing.

Liquidity and Capital Resources, page 20

36. In future filings, please describe, in reasonable detail, the financial covenants that you are required to maintain in your credit facility.






Note 1.  Description of Business and Summary of Accounting
Policies

Revenue Recognition, page F-6

37. Given that it appears the majority of your revenues are related to the sale of products, please expand your revenue recognition policy to clarify when product revenues are recorded. Specifically discuss the criteria that must be met for you to determine a sale is complete. Please clarify what consideration is given to shipping terms as well as customers` rights of inspection, acceptance, and returns. Please also discuss when title passes from you to your customer.

Stock Options and Warrants, page F-7

38. You state that common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable. Please tell us whether there were any situations in which you did not record the value of common stock issued to non-employees based on the quoted market price. In these instances, please describe the specific terms of the transaction, including the number of shares issued, as well as how you determined it would be more appropriate to not use the quoted market price.

Note 12.  Stock Options and Warrants

Warrants, page F-12

39. Please disclose how you accounted for the cancellation of the 405,000 existing warrants held by third parties as well as the reissuance of these warrants to directors and officers. Please refer to the accounting literature used to determine the appropriate accounting in your explanation.

Note 17.  Subsequent Events, page F-14

40. Given that the bankruptcy filing occurred subsequent to Malone and Bailey PC`s report date of March 2, 2005, please either indicate that this note to the financial statements is unaudited in the heading of this note or make arrangements with Malone and Bailey
PC
to revise the date of their report.

Exhibits 31.1 and 31.2

41. Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31)
of Regulation S-B.   See SEC Release 33-8238, which became
effective
August 14, 2003. In doing so, please refile the Form 10-KSB in its entirety. When you amend your Form 10-KSB, please also refer to the appropriate location for the definition of disclosure controls and procedures, which are now defined in Exchange Act Rules 13a-15(e) and
15d-15(e).  Refer to Item 307 of Regulation S-B.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to overall filing

42. Please file an amendment to your Form 10-QSB which addresses all of the comments below.

Consolidated Balance Sheet

43. Please tell us how you determined it was appropriate to present prepetition liabilities of bankrupt subsidiary, net of assets. Refer to EITF Topic D-43. Please separately disclose in a note to the financial statements the individual assets and liabilities that are presented in this line item. Please also clarify how the approximate
$13,600,000 in liabilities on your debtor schedules discussed on page
15 is reflected in this amount.

Note 2.  Pre-Petition Liabilities of Bankrupt Subsidiary

44. In Note 1 to the financial statements included in the Form 10-KSB for the year ended December 31, 2004 you state that Shumate is the sole remaining operating subsidiary as of December 31, 2004. In Note
2 to the Form 10-QSB for the quarter ended March 31, 2005, you state that on March 9, 2005, the parent corporation of Shumate filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Court. As a result of this bankruptcy filing, 100% of the capital stock of Shumate became the sole asset of the bankruptcy estate. On April 20, 2005, the Court granted Stillwater`s motion for relief from stay so as to permit Stillwater to exercise any and all rights and remedies it may have with respect to the capital stock of
Shumate. On April 28, 2005, Stillwater gave notice of its intention to dispose of the capital stock of Shumate in a private sale. Given the occurrence of these events, please disclose how you determined it was appropriate to continue consolidating this entity as of March 31,
2005 in accordance with paragraph 13 of SFAS 94. Please also disclose whether subsequent to March 31, 2005, you deconsolidated this entity due to the lack of control you had over Shumate, which may be evidenced by the ability of Stillwater to dispose of the capital stock of Shumate in a private sale; if you did not determine it was appropriate to deconsolidate, please provide a detailed explanation as to how you arrived at this conclusion given the criteria of SFAS 94. Please provide similar disclosures in the
Schedule 14A.

45. Please provide the following disclosures related to Excalibur
Holding:
* Please disclose which amounts reported in your consolidated financial statements are related to Excalibur Holdings;
* It appears that the financial statements of Excalibur Holdings, which are included in the consolidated financial statements, have been prepared on a going concern basis; please confirm and correspondingly disclose the basis of preparation. If the going concern basis is used, please state, if true, that the asset and liability carrying amounts do not purport to represent the realizable and settlement values;
* Please disclose whether any restrictions have been imposed on you as a result of the bankruptcy filing;
* For any contingencies that have arisen as a result of the bankruptcy filing, please provide all the disclosures required by paragraphs 9 and 10 of SFAS 5.
* In MD&A, please also discuss whether you expect the bankruptcy filing to have a material impact on your consolidated financial statements in future periods. If you do expect a material impact, please specifically discuss how you expect it to materially impact your financial statements. Refer to Item 303(b) of Regulation S-B.

Exhibits 31.1 and 31.2

46. Please file an amendment to your Form 10-QSB to include certifications that conform to the format provided in Item 601(b)(31)
of Regulation S-B.   See SEC Release 33-8238, which became
effective
August 14, 2003. In doing so, please refile the Form 10-QSB in its entirety. When you amend your Form 10-QSB, please also revise your disclosures in Item 3 to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, to refer to the appropriate location of the definition of disclosure controls and procedures, and to state whether there have been any changes in your internal controls over financial reporting during the last fiscal quarter. Refer to Items 307 and 308(c) of Regulation S-B.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Nudrat Salik at (202) 551- 3692 or Jeanne
Baker
at (202) 551- 3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or me at with any other questions.

      Sincerely,


	Pamela A. Long
      Assistant Director
CC:	Mark Indeglia
      Fax (949) 851-5940
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE